MERIDIAN WASTE SOLUTIONS, INC.
12540 BROADWELL ROAD, SUITE 2104
MILTON, GA 30004

July 6, 2016

Via E-mail
Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Meridian Waste Solutions, Inc.
Registration Statement on Form S-1, as amended
Filed on June 14, 2016
File No. 333-212005

Dear Mr. Ingram:

Meridian Waste Solutions, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement on Form S-1 filed on June 14, 2016, and all amendments thereto (the “Registration Statement”), so that it may become effective at 5:15p.m. Eastern Time on July 7, 2016 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:
(1)
Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Jeffrey Cosman
Jeffrey Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.